Exhibit 4.40
Global Publishing Agreement
     Chapter 1 General Provisions
Article 1 (Purpose of Agreement)
This Agreement shall aim to define terms and conditions including rights and duties under which whereas Gravity Co., Ltd. (hereinafter referred to as Gravity) and Sonnori Co., Ltd. (hereinafter referred to as Sonnori) shall pursue this business, Sonnori shall grant rights to global publishing of its developed games to Gravity, and both parties shall share corresponding earnings.
Article 2 (Games as the Target of Agreement)
1.	Target games of this Agreement shall be Sonnori-developed online game platform “Stylia” and all contents running inside and outside Stylia (hereinafter referred to as the game).

2.	The specific contents and composition of the game provided to Gravity by Sonnori shall be the same as those of the game owned by Sonnori at the signing of this Agreement (refer to the attached list), and both parties shall discuss and reflect requirements necessary for the success of the game in the future.

3.	The name of the game may be determined and changed through mutual agreement according to necessary circumstances.
Article 3 (Definition of Terminologies)
1.	Service herein refers to all forms of provision of the game such as its sale, transmission, and distribution.

2.	Pay-based service herein refers to the service wherein fees are charged to users for the price of using the game.

3.	Re-license herein refers to granting rights to a third party to enable him to provide the service again, based on Gravity’s global publishing rights herein.

4.	A developer refers to a third party (an individual person, a company or an organization) that provides contents and services to the game; provided that in case Gravity or Sonnori develops a game directly, it will become its developer.

5.	Additional title refers to all creations (contents and services) that are crafted to befit the character of the game and supplied.

6.	Platform sales refer to all sales except sales of additional titles of the game sales.

7.	Publishing price refers to the price that Gravity pays Sonnori in return for all its rights to the game obtained from Sonnori under this Agreement.

8.	Users refer to all users that have applied to Gravity or its re-licensed third parties to subscribe to the services of the game, have registered user accounts, and use the services of the game through establishments providing Internet and multimedia cultural contents-related equipment, broadband providers, and others.

9.	Gross sales refer to total amounts of earnings that Gravity generates and collects from users or its re-licensed third parties by either directly or indirectly operating the services, or by supplying or re-licensing the services to third parties, at home or abroad.

10.	Net sales refer to the amount that remains after deducting all prescribed costs specified under Section 16 of Article 3 from gross sales under Section 16 of Article 3; provided that net sales are regarded as generated only when any amount remains after deducting various costs from gross sales.

11.	Commercialization (or partial pay-based services) refers to the point of time when Gravity or its designated third party sale-rights holder (re-license holder) starts to provide pay-based services to users of the game.

12.	Overseas contract deposit refers to the price that Gravity collects from an overseas third-party in return for signing an agreement to license him regarding the game.

13.	Running royalty refers to the price that Gravity pays to Sonnori of the net sales generated by the game in accordance with Article 14 herein, excluding the contract deposit.

14.	Overseas sales refer to sales that are generated outside the Republic of Korea and are the sum of overseas contract deposit and overseas running royalty.

15.	Sharing of overseas sales refers to sharing of net sales earned through overseas commercialization of the game.

16.	Various costs refer to each of the following costs required in providing the services of the game to online users.
1)	V. A. T

2)	Costs paid to the settlement service agency (including fees)

3)	Fees paid to Internet café general agencies and agents

4)	Costs for any compensation, rewarding and refunds in connection with sales generated by users, Internet café general agencies and/or agents in accordance with related laws and regulations, plus costs required for refunding

5)	Costs for the exchange of money when currency exchange is required

6)	Costs defined through both parties’ written agreement

7)	Withheld taxes on the price of overseas exports
17.	Marketing refers to domestic and overseas advertising, publicity and events to boost the sale and service of the game, as well as its brand awareness and users.

18.	Close beta test refers to closed or open pilot service procedures before commercialization with a view to bug and lag correction, stress test, game balance test, gathering of user feedbacks and more aimed at improving the quality of the game.

19.	Open beta test refers to open pilot services before commercialization (or partial pay-based services), also to all procedures that are conducted to ensure a successful commercialization (or partial pay-based services) of the game, such as marketing strategies and charging methods, in addition to intensive close beta test. This also means 100% completion of localization (language, map, items, and events) in the case of overseas operation.
     Chapter 2 Provision of Rights to Global Publishing
Article 4 (Details of Rights)
1.	Through its rights to the game obtained from Sonnori, Gravity may provide the game in the form of a PC platform-based package or online services, and to that end, it may reproduce, sell, transmit, and distribute the game.

2.	If necessary, Gravity may, through its agreement with Sonnori, allow a third party to provide the game in the form of a PC platform-based package or online services, and to that end, it may conclude an agreement with a third party to re-license him to reproduce, sell, transmit, and distribute the game.

3.	Gravity’s rights to the game shall include rights under Sections 1 and 2 of Article 4 herein, PC platform-based packages, derivatives from primary and secondary authored products (publishing materials, stationeries, clothing, miscellaneous goods, bags, accessories, sewn stuffs, shoes, caps, etc.), mobile platforms, and animations, as well as business rights to secondary online authored products and character merchandizing (including re-licensing rights).
Article 5 (Territory for and Scope of Rights)
     Gravity shall have the rights specified under Article 4 to the Republic of Korea, all other nations around the world, and organizations acknowledged as nations.
Article 6 (Enforcement)
This Agreement shall take effect on its conclusion date, and shall be enforced for five years from the starting of the pay-based services of the game in Korea, and for five years from the starting of the initial open beta service in one country in overseas operations. Likewise, this Agreement shall automatically extend for another year after it ends unless both parties express their views otherwise; provided that in the case of automatic extension of this Agreement, the price under Articles 12 and 13 shall not be separately paid.
     Chapter 3 Roles and Duties
Article 7 (Role and Duty of Gravity)
1.	Gravity shall structure and manage servers and lines required for providing the services of the game.

2.	Gravity shall conduct publicity and marketing, and hold events to promote the services of the game.

3.	Gravity may conclude new agreements to license third parties to offer the services of the game and reproduce the game to that end, in accordance with Articles 4 and 5.

4.	Gravity may request the renewal and amendment of the game.

5.	Gravity may select developers who will provide additional titles to the game, manage agreements with them, and conclude and manage agreements to enable Sonnori and developers to smoothly perform work relating to the game.

6.	If necessary, Gravity may commission part or all of work specified in above Sections to third parties.
Article 8 (Role and Duty of Sonnori)
1.	As a copyright holder of the game, Sonnori shall confirm the intellectual property rights of the game, and in case disputes arise due to reasons attributable to Sonnori in this regard, Sonnori shall resolve them using its own efforts and costs.

2.	Sonnori shall conduct the development of overall server programs and client programs of the game, the systems and stories of the game, and others.

3.	Sonnori shall maintain and renew the game.

4.	Sonnori shall positively cooperate with Gravity to enable it to conduct work required for publicity, marketing, advertising and events to provide the services of the game.

5.	Except force majeure reasons such as natural disasters, national emergency state, commotions, and wars, Sonnori shall ensure a stable provision of the game during the period of this Agreement; provided that in case the service stoppage is inevitable due to regular checks and technical reasons, Sonnori may stop the services for a certain period through its agreement with Gravity.

6.	Sonnori shall endeavor to provide design sources requested by Gravity (design artworks, and design manuals for illustrations) within the required period.

7.	Sonnori shall craft and maintain the homepage of the game.

8.	Sonnori may conduct advertising and publicity after obtaining Gravity’s proofreading thereof.

9.	Sonnori shall respond to users’ questions relating to the services of the game and operate this system.

10.	In providing developers’ additional titles to the game, Sonnori shall fulfill the agreements between Gravity and developers and undertake to craft and operate the game.

11.	Sonnori shall cooperate with Gravity or related third parties to allow them to smoothly perform the operational work under Section 6 of Article 7.
     Chapter 4 Services
Article 9 (Pay-based Service Regulations)
1.	In providing the services of the game, both parties shall separately discuss and determine the time and method of offering pay-based services of the game.

2.	Gravity shall determine the settlement means and method for the pay-based services of the game, and also shall oversee the settlement procedure.

3.	If both parties see a need to change the service fees of the game, they shall discuss and determine whether to do so and the amount of service fees at least 15 days prior to applying such changed fees.
Article 10 (Service Schedule)
1.	Both parties shall begin the open beta service of the game in December 2005.

2.	The open beta service period shall be discussed and determined by both parties not to exceed six months.

3.	The pay-based services of the game shall begin in the Republic Korea in June 2006.

4.	The above service schedule may be changed through both parties’ written agreement.
Article 11 (Mutual Provision of Information)
1.	To ensure successful services and marketing of the game, Gravity may request that Sonnori provide related data relating to the game, and Sonnori shall immediately comply with such a request.

2.	Sonnori may have access to Gravity’s service details of the game

3.	Both parties shall immediately notify each other of a change in their address and contacts.
     Chapter 5 Payment for the Price of Global Publishing Rights and Earnings Sharing
Article 12 (Payment for the Price of Global Publishing)
In return for obtaining of sale rights to Sonnori’s game, Gravity shall pay Sonnori 3 billion (3,000,000,000) won.
Article 13 (Payment Method of Global Publishing Price)
Gravity shall make gradual payment to Sonnori on the basis of each of the following Section. The payment shall be paid in Korean won within 15 days of the base date specified in each Section.
1.	Within 15 days of the conclusion of this Agreement, Gravity shall pay Sonnori 500 million (500,000,000) won, in addition to the already paid 1.5 billion (1,500,000,000) won.

2.	Gravity shall pay Sonnori 500 million (500,000,000) won within 15 days of the open beta service of additional titles, “Love Forty” and “TV Heroes,” which Sonnori provides to the game.

3.	Gravity shall pay Sonnori 500 million (500,000,000) won within 15 days of the commencement of commercialized services of all game products specified under Section 2 of Article 13.

4.	Gravity shall inherit Sonnori’s rights and duties specified in agreements in Attachment 5 which were concluded prior to this Agreement between Sonnori and developers (referring to third parties who concluded agreements with Sonnori to develop the game under this Section), shall pay Sonnori the already settled contract deposit between Sonnori and developers within 15 days of its confirmation thereof, and then shall pay Sonnori the remaining contract deposit and remaining price in accordance with the agreed-upon schedule in the agreements made between Sonnori and developers. However, to fulfill this Section, Sonnori shall provide Gravity with the original copies of agreements already signed and details of the bank account specifying the payment of the price in accordance with such agreements. Likewise, Sonnori shall provide Gravity with written agreements of the developers that rights and duties specified in agreements in Attachment 5 shall be inherited by Gravity in accordance with this Agreement.

Article 14 (Earnings Sharing at Home and Abroad)
1.	Both parties shall share earnings falling under Subsection 1) of earnings generated through the services of the game in the Republic of Korea at the ratio of 40% for Gravity, 30% for Sonnori, and 30% for the developer. However, such earnings shall be shared after deducting the business owner’s V. A. T., fees for charging service fees, and other third-party fees from them, and receivables shall be shouldered by Gravity. Earnings falling under Subsection 2) shall be shared at the ratio of 45% for Gravity, 10% for Sonnori, and 45% for the developer; provided that earnings sharing under Subsection 2) shall apply only to the existing concluded agreements, and earnings sharing after the conclusion of this Agreement shall follow Subsection 3). However, earnings sharing under Subsection 4) shall be conducted through subsequent mutual agreement.
1)	Of the game sales, sales generated by platforms involving developers’ codes.

2)	In case Sonnori and developers had already concluded earnings sharing agreements prior to this Agreement regarding the developers’ additional titles provided to the related game and related earnings have been generated of the game sales

3)	In case Gravity and developers have concluded agreements regarding the developers’ additional titles provided to the related game, Gravity shall pay Sonnori 10% of net sales of the game sales. Likewise, sharing ratios for remaining earnings shall be determined through mutual agreement between Gravity and developers, and Gravity shall not be obliged to notify Sonnori of corresponding agreement details.

4)	In case sales by services other than services under above three Subsections are generated of the game sales
2.	Earnings on sales generated by services provided by Gravity to the game shall be shared at the ratio of 90% for Gravity and 10% for Sonnori (this applies to both domestic and overseas services).

3.	Earnings on sales generated by services provided by Sonnori to the game shall be shared at the ratio of 45% for Gravity and 55% for Sonnori (this applies to both domestic and overseas services).

4.	Of sale rights details specified under Section 3 of Article 4, earnings on service items except mobile games and additional game services shall not be shared for two years after the conclusion of this Agreement, but shall instead belong to Gravity. Likewise, two years later, such earnings after deducting costs from them shall be shared at the ratio of 80% for Gravity and 20% for Sonnori. Mobile game and additional game service items shall be determined later through mutual written agreement; provided that Sonnori’s own developments shall have no relations with its earnings sharing with Gravity and Gravity’s rights (this applies to both domestic and overseas services).

5.	Of earnings on overseas sales of the game, earnings falling under Subsections 1) and 2) shall be shared at the ratio of 60% for Gravity and 40% for Sonnori. Earnings under Subsection 3) shall be shared at the ratio of 60% for Gravity, 20% for Sonnori, and 20% for the developer. Earnings under Subsection 4) shall be shared at the ratio of 60% for Gravity, 10% for Sonnori, and 30% for the developer.
1)	In the case of contracted initial sales in connection with the game

2)	In the case of sales of the game itself

3)	In the case of sales of the game platforms

4)	In the case of sales of the developer’s game
Article 15 (Earnings Settlement Procedures)
1.	Gravity shall pay Sonnori in cash a due share of earnings on sales generated by the services in the Republic of Korea every month.

2.	Gravity shall send monthly settlement details by the 15th of the next month to Sonnori and developers to enable them to confirm them.

3.	Sonnori and developers shall offer opposition — if any — to such settlement details to Gravity within 10 days of the receipt thereof. If there is no opposition from Sonnori and developers, this shall be regarded as Sonnori and developers agreeing to such settlement details.

4.	Gravity shall in principle settle the monthly payment to Sonnori and developers by the 12th of the month after the following month.

5.	Overseas sales shall follow Gravity’s accounting principle, and related shared earnings shall in principle be paid by the 12th of the month after the following month, on the basis of sales occurrence dates.
Article 16 (Settlement Method)
     Gravity shall receive tax invoices from Sonnori and developers in accordance with settlement criteria under Article 15, and automatically transfer the requested amounts from its bank account to bank accounts designated by Sonnori and developers, respectively, within 30 days of the receipt thereof (provided that such designated bank accounts of Sonnori and developers shall be separately determined by Gravity, and Sonnori and developers shall comply with this decision).
Article 17 (Basic Settlement Data)
1.	Either party shall not improperly amend or delete/add his respective service details.

2.	Gravity shall tally results of the services of Sonnori’s game by period, and provide them to allow Sonnori to access them.
     Chapter 6 General Matters
Article 18 (Confidentiality)
1.	Either party shall not use data provided by the other party and any business information of the other party additionally acquired for purposes outside this Agreement, nor leak the same to third parties by means other than laws.

2.	Obligations specified under Section 1 above shall be enforced for three years after this Agreement ends, and in case one party has violated this and caused damage to the other party, the defaulting party shall be held liable for such damages to the non-defaulting party.
Article 19 (Ban on Transfer)
Either party shall not transfer his rights and duties herein to third parties without the written agreement of the other party.
Article 20 (Cancellation and Termination of Agreement)
Under the following circumstances, the non-defaulting party may terminate this Agreement.
1.	In case either party has failed to fulfill his duties herein or has violated this Agreement, and has received a written notice from the other party to correct this, but has failed to do so within 7 days of the receipt thereof,

2.	In case either party has faced bankruptcy or excessive debts, thereby leaving part or all of his properties to belong to third parties,

3.	In case either party has faced consequential management circumstances such as commencement of reorganization, application for composition, mergers, and enforced execution proceedings, and thus the fulfillment of this Agreement is deemed to be difficult,

4.	In case either party has delegated or transferred part or all of this Agreement to third parties without the agreement of the other party, and has used the same for security,

and
     5. In case either party has delayed the fulfillment of his duties herein, thereby making it impossible to achieve the purpose of this Agreement.
Article 21 (Effects of Agreement Termination)
1.	In case this Agreement has been cancelled due to consequential reasons attributable to Gravity before the commencement of the beta service in the Republic of Korea, Gravity shall not recollect the price already paid for its global publishing of the game. Likewise, in case such a cancellation has occurred due to reasons attributable to Sonnori before the commencement of the beta service in the Republic of Korea, Sonnori shall compensate Gravity in cash for double the total amount paid through the accounting. The subsequent payment shall be determined by Gravity.

2.	In case the services have stopped due to reasons attributable to Sonnori after the commencement of the beta services in the Republic of Korea, or this Agreement has been cancelled due to similar consequential reasons attributable to Sonnori, Sonnori shall compensate Gravity in cash for double the total amount paid by Gravity (the payment method shall be determined by Gravity), and shall transfer the entire source program to Gravity free of charge.
Article 22 (Liability for Damages)
The defaulting party shall compensate the non-defaulting party for damages sustained by the latter, and the effectivity of the termination of this Agreement specified under Article 21 shall not supersede or exempt such liability for damages.
Article 23 (Observance of Laws)
Both parties shall observe the laws of related regions and countries where the services are offered. In case civil and criminal disputes have arisen because of violations of such laws, the party accountable for such disputes shall in principle resolve them. However, in case the non-defaulting party has to inevitably resolve such disputes, the defaulting party must shoulder the corresponding costs, which should naturally include compensation for efforts made by the non-defaulting party.
Article 24 (Amendment)
This Agreement may, if necessary, be amended or complemented in part or in its entirety through mutually signed agreement.

Article 25 (Others)
Matters not specified herein shall follow general business customs and the laws of the Republic of Korea, and matters requiring separate agreement shall be determined through mutual agreement with the related agreement attached thereto.
Article 26 (Competent Court)
With respect to the resolution of disputes arising from this Agreement, a competent court shall be the first-trial court which has jurisdiction over the location of Gravity’s headquarters.
Article 27 (Execution)
Both parties shall execute two original copies of this Agreement, and each party shall keep one copy thereof.
November ___, 2005

Ryu Il-young	Lee Won-sul
Chairman and CEO	Chairman and CEO
Gravity Co., Ltd.	Sonnori Co., Ltd.
620-2 Sinsa-dong, Gangnam-gu, Seoul	2nd floor, Gwansun Building,
1303-3, Seocho-dong, Seocho-gu, Seoul
# Attachment 1: Development Plans
# Attachment 2: Development Schedule
# Attachment 3: Development Manpower Schedule / Job Description
# Attachment 4 : Service Development List at the conclusion of this Agreement
# Attachment 5 : Copies of agreements between Sonnori and developers that Gravity has inherited
# Attachments: Certificate of business registration/Transcript of Corporate Register/List of Shareholders/Financial Statements